Exhibit (e)(17)

February 24, 2021

Jo Viney, Ph.D

Re: Retention Award

Dear Dr. Viney:

As you know, Merck Sharp & Dohme Corp. (“Parent”), through a subsidiary (“Merger Sub”), intends to acquire Pandion Therapeutics, Inc. (the “Company”) pursuant to an Agreement and Plan of Merger among Parent, Merger Sub and the Company (the “Merger Agreement”). We believe that your continued engagement after the consummation of the transactions contemplated by the Merger Agreement (the “Merger”) is essential to ensuring that the enterprise is a success, including flawless execution of the development plan. Accordingly, we are pleased to offer you the retention incentive package described below in this letter agreement (the “Retention Agreement”).

This Retention Agreement will become effective as of the Closing (as defined in the Merger Agreement) and is conditioned on completion of the Merger. The “Retention Period” referred to herein means the period beginning as of the Closing and ending on the six-month anniversary of the Closing. Capitalized terms used but not defined in this Retention Agreement have the meanings set forth in the Merger Agreement.

1. Compensation. Effective as of the Closing Date and throughout the Retention Period, your compensation shall be as follows:

a. Annual Base Salary. Your base salary will be at an annualized rate of $450,000 (the “Base Salary”), payable in equal installments in accordance with the Company’s regularly established payroll procedures, less applicable deductions and withholdings.

b. Annual Target Bonus. You will have the opportunity to earn an annual bonus of up to forty percent (40%) of your Base Salary, under Parent’s standard bonus policies and practices applicable to similarly-situated employees, as in effect from time to time.

2. Special Retention Bonus.

a. Retention Bonus. To provide you with an incentive to remain with the Company following the Closing, you will be eligible for an aggregate cash retention bonus in an amount equal to one hundred percent (100%) of your base salary (or $450,000) (the “Retention Bonus”), subject to your continued employment with the Company (or any of its subsidiaries, successors or affiliates, including Parent) through the last day of the Retention Period (the “Retention Date”). The Retention Bonus will be payable in a single lump sum payment, less applicable withholdings and deductions, within 60 days following the Retention Date, provided you remain continuously employed with the Company through the payment date.

b. Consulting Engagement. If your employment ends following the Retention Date, you and the Company may mutually agree that you will provide consulting services to the Company on a part-time basis. The terms of such consulting arrangement will be set forth in a consulting agreement between you and the Company.

c. Early Termination. If the Company terminates your employment without Cause or if you resign for Good Reason (as such terms are defined below) prior to the Retention Date, the full amount of your Retention Bonus will be payable, less applicable deductions and withholdings, within 60 days following your termination date, subject to your executing a general release of claims in a form to be provided by the Company within 45 days following your termination date, and such Release becoming effective. If your employment ends for any other reason prior to the Retention Date, you will not receive any portion of the Retention Bonus.

For purposes of this Section 2:

(i) “Cause” shall mean any of (A) your conviction of, or plea of guilty or nolo contendere to, any crime involving dishonesty or moral turpitude or any felony; or (B) a good faith finding by the Company that you have (1) engaged in dishonesty, willful misconduct or gross negligence with respect to the Company or any of its affiliates, (2) committed an act that materially injures or would reasonably be expected to materially injure the reputation, business or business relationships of the Company or any of its affiliates (including without limitation an act involving discrimination, sexual harassment or sexual abuse, regardless of whether such act occurred in connection with your employment or during the employment period), (3) materially breached your obligation under any confidentiality, non-compete or other restrictive covenant agreement with Parent, the Company or any of their respective affiliates, (4) materially violated Company policies or procedures, and/or (5) failed to reasonably perform (other than by reason of physical or mental illness or disability for a period of less than three consecutive months or in aggregate less than 20 weeks) your reasonably assigned duties to the Company’s reasonable satisfaction, following notice of such failure and a period of 30 days to cure; and

(ii) “Good Reason” shall mean the occurrence of any of the following events without your consent: (A) a material diminution in the nature or scope of your responsibilities, duties or authorities from those in effect as of the date of the Closing; provided, however, that Good Reason shall not include any such change that (1) is communicated to you by Parent prior to Closing or (2) is principally due, directly or indirectly, to the Merger (including without limitation the fact that the Company will no longer be an independent company and you may be employed by a subsidiary of Parent); (B) the Company’s material and adverse breach of this Agreement; (C) a requirement that your principal place of providing services to the Company change by more than 50 miles, other than in a direction that reduces your daily commuting distance; (D) any material reduction in your Base Salary or Target Bonus (other than in connection with, and in an amount substantially proportionate to, reductions made by the Company to the base salaries or target bonuses of other executives but in no event greater than 10 percent); provided, however, that no such event shall constitute Good Reason unless (x) you provide written notice of such event to the Company within thirty (30) days of the occurrence of such event, (y) the Company fails to cure such event within thirty (30) days following receipt of such written notice, and (z) you actually terminate employment with the Company within thirty (30) days following the expiration of the Company’s cure period.

3. Employment Agreement.

a. Prior Employment Agreement. As of the Closing Date, the employment agreement between you and the Company dated July 10, 2020 (the “Employment Agreement”) will be terminated and have no further force or effect. Upon the termination of the Employment Agreement, (i) you will be eligible to participate in the benefit plans and programs maintained by Parent on terms comparable to those of similarly-situated employees, subject to the terms and conditions of such plans and programs (except as provided in Section 4, below); and (ii) you will be an at-will employee which means that, notwithstanding any other provision set forth herein or in any other agreement, plan or policy of Parent or the Company, your employment relationship can be terminated by either Party for any reason, at any time, with or without prior notice and with or without Cause.

b. Post-Closing Responsibilities. Although Parent’s post-Closing integration plans are still under development, Parent anticipates that, immediately following the Closing, you will retain your current title and continue to perform your current duties and responsibilities, under the direction of Merck MRL. As the integration proceeds, your role and responsibilities will necessarily evolve to meet the needs of the business.

c. Outside Activities. During your employment with the Company, you agree to dedicate your full business time, energy and best efforts to the business and affairs of the Company and agree not to engage in any outside activity that interferes with your employment responsibilities or conflicts with the Company’s or Parent’s material interests. You further agree to comply with Parent’s Corporate Policy 10.0: Conflicts of Interest and Global Standard 10.2.1: Review and Approval Process for External Board Participation, copies of which have been previously provided to you. Parent acknowledges your current participation as a member of the Board of Directors of Harpoon Therapeutics, Finch Therapeutics, and Quench Bio, and your service as an Advisory Board Member of HotSpot Therapeutics and Life Science Cares (your “Outside Activities”). You may continue to participate in these Outside Activities, provided that (i) such participation does not interfere with your employment duties and responsibilities; (ii) you promise to recuse yourself from any matter that arises in connection with the Outside Activities that may conflict with the Company’s or Parent’s material interests (as determined by Parent or defined in the aforementioned policies); (iii) you promise to seek advice from your direct manager or Parent’s Office of Ethics if you are unsure whether a particular matter presents a conflict of interest, and to provide any information reasonably requested by Parent for the purpose of determining whether the activity is likely to satisfy the foregoing clauses (i) and (ii); and (iv) you agree to cooperate with any future request by Parent to modify, reduce or cease any Outside Activity (with reasonable notice, unless immediate cessation is necessary to protect the Company’s or Parent’s material interests). To the extent necessary, Parent’s Office of Ethics will cooperate with you to review any other request to participate as a member of the board of directors or advisory board of any other organization.

4. Severance. Following the Closing, you will be eligible to participate in the Merck & Co., Inc. U.S. Separation Benefits Plan (the “Parent Severance Plan”), subject to the terms and conditions thereof, as may be in effect from time to time; provided that, notwithstanding anything to the contrary in this Section 4 or in the terms and conditions of the Parent Severance Plan, if you become eligible to receive Separation Benefits under the terms of Section 3 of the Parent Severance Plan, (a) your Separation Pay will equal six (6) months of your Annual Base Salary and (b) your Benefits Continuation Period will be 26 weeks (as such terms are defined under the Parent Severance Plan). Your Separation Benefits will be paid according to Section 5 of the Parent Severance Plan, to the extent such treatment is consistent with the requirements for exemption from (or compliance with) Section 409A of the Internal Revenue Code of 1986, as amended.

5. Confidentiality of this Retention Agreement. You agree to keep the fact and substance of this Retention Agreement completely confidential. You understand that this confidentiality restriction includes and expressly prohibits disclosure through social media, including social or professional networking websites, blogs, internet message boards, and/or video sharing websites. Except as otherwise provided in this Retention Agreement, you may disclose this Retention Agreement only to your current spouse/registered domestic partner, your attorney and your tax and financial advisors, and to each of them only if you first specifically and expressly inform such person of this confidentiality obligation and such person also agrees to be so bound. By your signature below, you represent that you have not, directly or through any third party, disclosed to any unauthorized person the fact or terms of this Retention Agreement before signing it. No provision of this Retention Agreement or the Release prohibits you from reporting or disclosing any actual, possible or potential violation of any federal, state or local law or regulation to any governmental agency or entity, or making other reports or disclosures that are protected under the whistleblower provisions of any federal, state or local law or regulation, in each such case without any prior authorization of, or prior, contemporaneous or subsequent notice to, the Company or Parent.

6. Miscellaneous.

a. This Retention Agreement shall operate for the benefit of, and shall be enforceable by, Parent, who is an intended third-party beneficiary. This Retention Agreement may not be amended without the written consent of Parent and the written agreement of the Company and you.

b. The payment of the Retention Bonus is intended to be exempt from the rules governing deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended, and this Retention Agreement shall be interpreted accordingly.

c. This Retention Agreement shall be governed by and interpreted under the laws of the State of Massachusetts, without regard to conflict of law principles that might refer interpretation to the laws of another jurisdiction.

7. Opportunity to Review. You acknowledge that you have had an adequate opportunity to independently review and read and obtain independent legal advice from counsel of your choosing with respect to the details of this Retention Agreement , and you confirm that you are executing this Retention Agreement freely, voluntarily, and without duress.

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As noted above, this Retention Agreement is contingent upon the Closing as contemplated by the Merger Agreement. Accordingly, this Retention Agreement will become null and void in all respects if the Merger is not completed, for whatever reason, including the termination of the Merger Agreement in accordance with its terms. In such case, the terms of your Employment Agreement without this Retention Agreement shall continue to govern your employment relationship with the Company, unless otherwise agreed to by the parties in writing.

We look forward to working together toward the Company’s future success.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Retention Agreement to be executed as of the date first above written.

PANDION THERAPEUTICS, INC.

By:	/s/ Rahul Kakkar

Name:	Rahul Kakkar
Title:	Chief Executive Officer

Accepted and Agreed:

/s/ Jo Viney
Jo Viney